Exhibit 99.1

(All amounts expressed in Canadian dollars unless otherwise noted)

AGNICO EAGLE ANNOUNCES ADDITIONAL

INVESTMENT IN BELO SUN

Toronto (July 25, 2016) — Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle”) announced today that, on July 22, 2016, Agnico Eagle agreed to purchase 14,922,760 common shares (the “Subject Shares”) of Belo Sun Mining Corp. (TSX:BSX) (“Belo Sun”) pursuant to Belo Sun’s previously announced underwritten public offering of 77,320,000 common shares (the “Offering”).  Agnico Eagle will pay Cdn.$0.85 per Subject Share, for total consideration of Cdn.$12,684,346.  Agnico Eagle understands that closing of the Offering is expected to occur on or about July 27, 2016.

Agnico Eagle currently owns 74,180,000 common shares of Belo Sun, representing approximately 19.2% of the issued and outstanding common shares of Belo Sun on a non-diluted basis.  On closing of the Offering, Agnico Eagle will own 89,102,760 common shares of Belo Sun, representing approximately 19.2% of the issued and outstanding common shares of Belo Sun on a non-diluted basis (after giving effect to the Offering, but otherwise assuming that the number of issued and outstanding common shares of Belo Sun as at the date hereof remains unchanged).

As previously disclosed, Agnico Eagle and Belo Sun are party to an investor rights agreement dated May 21, 2015 (the “Investor Rights Agreement”) pursuant to which Agnico Eagle has the right (which it has not exercised) to nominate one person to the board of directors of Belo Sun and the right to participate in certain equity financings by Belo Sun in order to maintain its pro rata investment.

Agnico Eagle is acquiring the Subject Shares for the purpose of maintaining its pro rata ownership interest in Belo Sun pursuant to its rights under the Investor Rights Agreement.  Agnico Eagle may, from time to time, acquire additional common shares or other securities of Belo Sun or dispose of some or all of the common shares or other securities of Belo Sun that it owns at such time.

An early warning report will be filed by Agnico Eagle in accordance with applicable securities laws.  To obtain a copy of the early warning report, please contact:

David Wong

Agnico Eagle Mines Limited

145 King Street East, Suite 400

Toronto, Ontario M5C 2Y7

Telephone:  416-947-1212

Agnico Eagle’s head office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7.  Belo Sun’s head office is located at 65 Queen Street West, Suite 815, Toronto, Ontario M5H 2M5.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its eight mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  Agnico Eagle and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.

Forward-Looking Statements

The information in this news release has been prepared as at July 25, 2016.  Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws.  These statements can be identified by the use of words such as “expected”, “may”, “will” or similar terms.

Forward-looking statements in this news release include, but are not limited to, statements relating to the expected closing date of the Offering, Agnico Eagle’s ownership interest in Belo Sun upon closing of the Offering and Agnico Eagle’s acquisition or disposition of Belo Sun securities in the future.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made.  Other than as required by law, Agnico Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.